August 24, 2011

H. Roger Schwall

John Cannarella

Mark C. Shannon

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited

Form 20-F for Fiscal Year Ended December 31, 2009

Filed June 25, 2010

Form 20-F for Fiscal Year Ended December 31, 2010

Filed May 10, 2011

Response Letter Dated October 28, 2010

Response Letter Dated April 28, 2011

Response Letter Dated June 21, 2011

File No. 1-15006

Dear Mr. Schwall, Mr. Cannarella and Mr. Shannon:

I refer to your letter to Mr. Jiang Jiemin, dated August 10, 2011, relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2010 (the “2009 20-F”), and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Commission on May 10, 2011 (the “2010 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated August 10, 2011 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Form 20-F for Fiscal Year Ended December 31, 2010

Proved reserve estimate table, page 22

1.	Your response to prior comment two indicates that reserves increased due to improved discoveries mainly refers to revisions of previous estimates (i.e. changes to previous estimates resulting from the updating of estimates in response to certain changes such as the changes in price and cost of oil and gas). To the extent you attribute changes in reserves to similar factors in future filings, please revise your disclosure to provide the information discussed in your response.

The Company confirms that, to the extent it attributes changes in reserves to updating previous estimates based on changes in price and cost of oil and gas or other similar factors in future filings, the Company will disclose such information in the Form 20-F.

2.	We note your response to prior comment three. Please clarify how your proved undeveloped reserves, comprised of low permeability reservoirs, impact your ability to commence development activities. In this manner, we note that low permeability reservoirs may impact production rates but are not indicative of the “specific circumstances” specified in Question 131.03 of the Compliance and Disclosure Interpretations (“C&DIs”) of the Oil and Gas Rules in Regulation S-X and Regulation S-K. We reissue prior comment three.

The Company respectfully advises the Staff that the combined effects of long-term natural gas supply contracts and low permeability natural gas reservoirs impact the Company’s ability to commence development activities for certain of its proved undeveloped natural gas reserves.

Similar to natural gas reserves in other countries, the Company’s natural gas reserves are being developed, and the natural gas so produced are being sold, by the Company subject to its long-term contractual obligations to provide a stable supply of natural gas to customers. The term of these contracts ranges from ten to 20 years, thereby requiring the Company maintain stable natural gas production on a long-term basis. However, a portion of the Company’s proved undeveloped natural gas reserves are comprised of low permeability reservoirs that feature low production volume per well with short period of stable production. To achieve stable production in these low permeability reservoirs that helps meet long-term natural gas supply obligations, the Company usually applies the methods of phased development by way of well or block replacements. Under these methods, wells on certain blocks of a gas field are drilled in different phases, with the production volume from the new wells compensating the decreasing production volume from the old wells; certain blocks of a gas field are also fully developed first, with adjacent blocks to be developed in later phases to replace the decreasing production volume from the blocks of earlier phases, thereby extending the period of overall stable production of the gas field. As a result of applying these methods on low permeability reservoirs to ensure long-term stable supply of natural gas to its customers, the Company must maintain a relatively large amount of proved undeveloped nature gas reserves and developed them over an extended period of time, and in some limited cases longer than five years.

The Company respectfully submits that the circumstances as discussed above fall under the “specific circumstances” specified in Question 131.03 of the C&DIs that justify a time period longer than five years to develop certain portion of the Company’s natural gas reserves:

•

Substantial level of ongoing significant development activities. The areas of the Company’s undeveloped reserves mainly lie in the areas adjacent to the blocks currently under development or production and there is a substantial level of ongoing significant development activities in those areas. Such activities go much beyond the level of drilling only the minimum number of wells. For example, the Sulige gas field, which has the Company’s largest proved undeveloped reserves under development over five years, was first developed in large scale in 2006, and between 2006 and 2010, more than 200 new development wells were drilled each year on the Sulige gas field.

•

Established historical records for long-term development of such reservoirs. For example, the Sulige gas filed was first developed in large scale in 2006 and has been under significant continuous development since then. As of now, it still has a portion of its reserves undeveloped.

•

A relatively short period of time without significant development activities. Based on the characteristics of the Company’s low permeability natural gas reservoirs and the nature of the Company’s contractual obligations to supply natural gas to its customers, the Company must conduct significant continuous development activities for the relevant proved undeveloped reserves. As a result, the period of time in which the Company booked the reserves but without any significant development activities is rather short.

•

No material change to any previously adopted long-term development plan for such reservoirs. The Company has not materially changed its previously adopted development plans for long-term projects on the relevant low permeability natural gas reservoirs.

•

Extended development period caused by external factors. The development of certain natural gas reservoirs beyond five years are caused by external factors related to the production characteristics of the low permeability reservoirs and the contractual obligations imposed by the long-term supply agreements with customers.

Based on the foregoing, the Company is of the view that it is justified to recognize the relevant reserves as proved undeveloped reserves even though development may extend past five years.

Supplementary Information on Oil and Gas Exploration and Production Activities, page F-44

Proved reserve estimate table, page F-45

3.	We note your response to prior comment five. We also note your royalty fee is calculated as a percentage of your production volumes. So that we can fully understand your conclusions with respect to reporting the royalty fee as part of your reserves, please explain to us your analysis as to why the royalty fee does not represent the economic interests of others in your reserves, and:

•	provide a comprehensive analysis as to how the royalty fee is calculated and clarify if the obligation varies in tandem with price and volume changes;

•	tell us if the governmental authorities have the option to exercise control over the disposition of the related volumes;

•

clarify how you maintain the related risks and reward associated with the underlying reserves if you are obligated to pay governmental authorities an amount based on periodic production volumes and market prices; and

•	tell us who has legal title to the underlying reserves prior to and at the time of production.

The Company understands that in the oil and gas industry and also in the United States, Royalties for non-renewable resources usually represent a resource rent to the owner of such resource and the owner has economic and legal interests over oil and gas reserves. Royalties are typically calculated as a fixed percentage of the periodic production from the resource and can be paid in kind.

The concept of royalties in this conventional sense is different from the “royalty fee” as disclosed in the Company’s Form 20-F. Pursuant to the relevant PRC tax regulations and current practice, the “royalty fee” as discussed on page 46 of the 2010 20-F refers to a type of tax that is only payable by Sino-foreign cooperative projects for the development of on-shore oil and gas resources in China. These Sino-foreign cooperative projects are required to pay royalty fee in cash at progressive tax rates that are based on oil and gas production volumes. For example, in areas other than Qinghai Province, Xizang and Xinjiang Autonomous Administrative Regions, the portion of the annual crude oil production by a Sino-foreign cooperative project not exceeding 500,000 tons is not subject to any royalty fee payment; the portion of the annual crude oil production exceeding 500,000 tons is subject to the progressive tax rates ranging from 2% to 12.5% based on actual production volumes. In Qinghai Province, Xizang and Xinjiang Autonomous Administrative Regions, the portion of the annual crude oil production by a Sino-foreign cooperative project not exceeding one million tons is royalty fee free and any portion exceeding one million tons is subject to the progressive tax rates ranging from 4% to 12.5%. The taxable volume equals to the annual production volume multiplied by the applicable progressive tax rates, and the royalty fee is then calculated from multiplying the taxable volume with the realized selling prices of crude oil produced from the project. As a result, the royalty fee obligation (that arises above the prescribed production volumes) of these Sino-foreign cooperative projects changes as the market price and production volume change.

The royalty fee payment obligation to the PRC tax authorities is provided under the PRC tax regulations that do not vest any legal title or economic interest with the PRC government authorities over the reserves. Instead, the Company maintains legal title to and control over the reserves at all times.

As discussed above, when production is below certain prescribed threshold, no royalty fee is payable. Hence the royalty fee payment of these Sino-foreign cooperative projects does not represent a fixed percentage of periodic production, which is different from the royalties as commonly understood in the oil and gas industry. The PRC government adopted this royalty fee scheme specifically for the Sino-foreign cooperative projects in order to encourage foreign participation in exploring and developing China’s oil and gas resources. Other than the royalty fee, these Sino-foreign cooperative projects are not subject to any PRC resource tax or compensation fee for mineral resources.

Based on the nature of such payments, the Company is of the view that the royalty fee (notwithstanding its label) referred to on page 46 of the 2010 20-F is in substance a type of government tax imposed on the Sino-foreign cooperative projects and must be paid in cash, rather than the royalties as commonly understood in the oil and gas industry, which in essence are a resource rent to the owner of such resource.

The Company thus respectfully advises the Staff that it believes the royalty fee as discussed on page 46 of the 2010 20-F can be included as part of the Company’s oil and gas reserves.

Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-40

4.	Please disclose how you have treated and where you have classified the fees, taxes, and royalties you describe on pages 45 and 46 in your proved oil and gas reserves estimates and your standardized measure of discounted future net cash flows.

The Company respectfully advises the Staff that, in accordance with the definitions of future cash inflows and future development and production costs as set out in Rule 4-10(a) of Regulation S-X as well as ASU 2010-03 Extractive Activities – Oil and Gas 932-235-50-31, the value-added tax and other taxes are netted against “future cash inflows from sales of oil and gas” and included in “future production costs” in the standardized measure of discounted future net cash flows disclosure, respectively.

*******************

Please do not hesitate to contact me if you have additional questions or require additional information. In addition, you may also contact Mr. Mao Zefeng (maozf@petrochina.com.cn; phone number: +86.10.59986262; fax number: +86.10.62099556) if you have any question about the Company’s 20-F in the future.

Very truly yours,

/s/	Li Hualin

Name:	Li Hualin
Title:	Company Secretary